February 1, 2010

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard Explorer Fund

Dear Mr. Sandoe,

The following responds to your comments of January 29, 2010 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 86 that was filed on December 16, 2009 pursuant to Rule 485(a).

Comment 1:    Prospectus—Annual Total Returns

Comment:         In the average annual total returns table, please include the Fund’s Admiral Share since inception date and performance in the table rather than in a footnote to the table.

Response:         We will include the since-inception date and performance for Admiral Shares in the table rather than in a footnote.

Comment 2:    Tandy Requirements

As required by the SEC, each Fund acknowledges that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-4294 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Michael J. Drayo

Associate Counsel